Schedule A

The following table sets forth the name, present principal occupation or employment, and citizenship with respect to the directors and executive officers of State Farm Mutual Automobile Insurance Company. The business address of each director and executive officer of State Farm Mutual Insurance Company is One State Farm Plaza, Bloomington, IL, 61710.

Executive Officers:

Jon C. Farney
President and Chief Executive Officer
Citizenship: United States of America

Kristyn A. Cook
Executive Vice President, Chief Agency, Sales & Marketing Officer
Citizenship: United States of America

Andrea M. Doss
Senior Vice President and Chief Risk Officer
Citizenship: United States of America

Nicole A. Forziati
Operations Vice President – Underwriting
Citizenship: United States of America

Wensley J. Herbert
Senior Vice President
Citizenship: United States of America

Deon S. Johnson
Senior Vice President
Citizenship: United States of America

Michelle D. Mancias
Vice President – Corporate Governance, Secretary and Counsel
Citizenship: United States of America

Sarah Mineau
Senior Vice President – Life/Health and Investment Planning Services
Citizenship: United States of America

Keesha-Lu M. Mitra
Senior Vice President and General Counsel
Citizenship: United States of America

Rob R. Parent
Vice President and Chief Compliance Officer
Citizenship: United States of America

Joseph Park
Executive Vice President and Chief Digital & Information Officer
Citizenship: United States of America

Michele C. Russo
Senior Vice President
Citizenship: United States of America

Michelle Russo
Senior Vice President & Chief Communications Officer
Citizenship: United States of America

Christopher A. Schell
Executive Vice President and Chief Operating Officer
Citizenship: United States of America

Mark E. Schwamberger
Senior Vice President, Treasurer and Chief Financial Officer
Citizenship: United States of America

Justin M. Tipsord
Vice President – Financial Operations and Controller
Citizenship: United States of America

<u>Directors:</u>
Kenneth J. Worzel (Non-Executive Chair of the Board)
Chief Customer Officer, Nordstrom, Inc.
Citizenship: United States of America

Keith G. Block
Chief Executive Officer and Founder, Smith Point Capital
Citizenship: United States of America

Charles K. Bobrinskoy
Vice Chairman and Head of Investment Group, Ariel Investments
Citizenship: United States of America

Jon C. Farney
President and Chief Executive Officer
Citizenship: United States of America

Mary Kate Gebo
Executive Vice President, Human Resources and Labor Relations, United Airlines
Citizenship: United States of America

Caroline S. Grace
President & Chief Executive Officer, AMN Healthcare
Citizenship: United States of America

James P. Hackett
Former President and Chief Executive Officer, Ford Motor Company
Citizenship: United States of America

W.H. Knight, Jr.
Retired Professor of Law, Seattle University School of Law
Citizenship: United States of America

Richard J. Kramer
Former Chairman, President, and Chief Executive Officer, The Goodyear Tire and Rubber Company
Citizenship: United States of America

Vicki A. O'Meara
Strategic Advisor, AdSwerve
Citizenship: United States of America

Gary L. Perlin
Former Chief Financial Officer, Capital One Financial Corporation
Citizenship: United States of America

Steven C. Williams
Chief Executive Officer, PepsiCo Foods North America
Citizenship: United States of America